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KRISTOPHER D. BROWN

kristopher.brown@dechert.com
+1 212 698 3679 Direct
+1 212 698 0697 Fax

October 19, 2016

CONFIDENTIAL SUBMISSION
VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	Zealand Pharma A/S
Confidential Draft Registration Statement on Form F-1
Submitted August 1, 2016
CIK No. 0001674988

Ladies and Gentlemen:

Zealand Pharma A/S (the “Registrant”) hereby provides the following information in response to certain of the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated August 15, 2016.

At this time, the Registrant is addressing only Comment 3 from the Staff’s letter. Although the Registrant has decided to defer the submission of its next amendment to its draft Registration Statement on Form F-1 (“Form F-1”) while it awaits completion of regulatory review by the U.S. Food and Drug Administration of its product candidate iGlarLixi, the Registrant believes it is appropriate to proceed with addressing the accounting comments raised in the Staff’s letter at this time. The Registrant is currently a publicly-listed company in Denmark with its shares admitted to trading on Nasdaq Copenhagen and, in the event that the Staff ultimately disagrees with the accounting position of the Registrant, certain of its historical financial statements may need to be restated and its current period accounting may require adjustments.

Due to the Registrant’s need to plan for its end of fiscal year 2016 and ensure consistency between its financial statements filed in Denmark and those to be filed as part of a registration statement and for future Commission reporting purposes, it is important for the Registrant to resolve this specific accounting matter on a timely basis.

The Registrant intends to address the Staff’s remaining comments in a subsequent further response letter to the Commission, at which time the Registrant will include amended and revised language in its Registration Statement on Form F-1.

Notes to Financial Statements

Revenue from Boehringer Ingelheim, page F-21

3.                   Please refer to your response to our prior comment 21 and provide us with the following information:

With respect to the Staff’s follow-up requests (in italics below) related to the immediate revenue recognition of the DKK 37.3 million (€5 million) received in 2014 in connection with the 2014 BI License Agreement (the “Agreement”) entered into by the Registrant and Boehringer Ingelheim (“BI”), we provide the following additional information:

•                  the specific provisions of the agreement with Boehringer Ingelheim that support your conclusion that you do not retain continuing managerial involvement to the degree usually associated with ownership or effective control over the license;

By way of background, the following activities represent the typical involvement that the Registrant believes would ordinarily be associated with ownership and/or effective control of a license, such as this: (i) management of the day-to-day research activities; (ii) the ability to make decisions as to which specific compounds or products to pursue; (iii) management of the manufacturing process for compounds determined to bring to market; (iv) oversight of which geographic markets to target; and (v) management of the commercialization process across the various targeted markets.

With respect to activity (i) above in particular, while the Registrant has the ability to comment on the management of day-to-day research activities, the ultimate decision-making authority rests with BI, as follows:

•                  Joint Research Committee: Clause 2.1.1 of the Agreement establishes the Joint Research Committee (the “JRC”) with equal representation by BI (three members) and the Registrant (three members). Clause 2.1.3 defines the responsibilities of the JRC to encompass the conduct of all activities assigned pursuant to the Research Collaboration component of the Agreement, as defined in the Agreement, and oversight of the day-to-day activities under the Research Plan developed as part of the Research Collaboration.

•                  Program Steering Committee: According to Clause 2.1.5, in the event that consensus could not be reached at the JRC level, the matter would be escalated to the Program Steering Committee (the “PSC”). Clause 2.2.1 of the Agreement establishes the PSC with equal representation of BI (two members) and the Registrant (two members). Clause 2.2.3 defines the responsibility of the PSC to encompass oversight and direction of the parties’ interactions and performance of their respective research and development obligations under the Agreement.

•                  Senior Executives: According to Clause 2.2.4, in the event that a consensus could not be reached at the PSC level, the subject matter would be escalated to a senior executive of each Party (BI’s Senior Vice President R&D Non-Clinical and the Registrant’s CEO) for discussions.

•                  Final Decision-Making Authority: In the event that consensus cannot be reached between the senior executives, BI has the final decision-making authority.

Accordingly, BI has the ultimate decision-making authority over all managerial decisions made by the JRC and the PSC, which provides BI effective control over the Research Collaboration, Research Plan, and Development activities.  Hence, BI — and not the Registrant — should be deemed to have full control over the managerial decision-making power to the degree usually associated with ownership or effective control over the license.

The Registrant considers that its representation on the JRC does not indicate that it has retained continuing involvement to the degree usually associated with ownership or effective control over the license. The Registrant notes that the JRC was established to operate for the Research Collaboration term articulated in the Agreement (as defined in clause 3.3.1).The Registrant’s involvement with the JRC was not intended to permit it to retain control, but rather is a short-term (i.e., eighteen months over an expected ten to fifteen year development period) coordination and oversight measure ancillary to Registrant’s obligation to provide its deliverable relating to research activities. The Registrant’s involvement also allowed Registrant to obtain visibility concerning BI’s activities and performance. As the participation is linked with the fulfilment of the short-term research activities (which were provided at the request of BI), the Registrant did not consider this to represent rights and obligations associated with ownership or effective control, a conclusion that is further demonstrated by the fact that its participation on the JRC over the eighteen month period (thereafter participation is at the discretion of BI) is not substantial given the expected development period of some ten to fifteen years (or more). The license rights were transferred to BI early in the development process, and BI has the authority and responsibility for the future success or failure of any related product candidates.

Finally, the Registrant acknowledges that the PSC is expected to continue for the life of the Agreement to oversee the Master Development Plans (in addition to the Research Collaboration), but notes that, based on the contractual and practical structure of the arrangement, the Registrant’s rights on the PSC are only protective in nature. Given the expected significant future development period of ten to fifteen years (or more), the Registrant’s participation on the PSC is primarily to provide it with access to information about the progress of the research activities to enable it to protect its rights to receive any incremental value expected from the Agreement via the future milestone payments and royalty income.

Activities (ii), (iii), (iv), and (v) above are addressed in the response regarding subparagraphs 14(a) and (b) of IAS 18 immediately below.

•                  the consideration given to your participation in several joint committees in determining the appropriateness of your accounting. Please refer to paragraph 14 of IAS 18;

In considering paragraph 14 of IAS 18, and specifically, subparagraphs (a) and (b), the Registrant notes that the contractual and substantive structure of the Agreement provide evidence that risk and reward associated with the license were transferred to BI upon execution of the Agreement and receipt of the “One-time Payment” and that the Registrant has retained neither continuing managerial involvement nor effective control over the license. In particular, in light of subparagraph 14(b), as noted in the discussion of the Registrant’s participation in the JRC and PSC above, the contractual terms of the Agreement indicates that effective control over the development process (and, consequently, control over the manner in which the value associated with the license is extracted) rests with BI (and has not been retained by the Registrant).  Clauses 4.1 through 4.5 of the Agreement state that BI has responsibility for development at all stages (ranging from Start of Clinical Development to Pre-Clinical Development to Phase 1 Clinical Trial and through Further Development Activities).  The Agreement notes that BI may request support from the Registrant during development of the manufacturing process, but the Agreement also clearly states that BI will compensate the Registrant for both internal and external costs to be negotiated in good faith, as applicable.  In practice, and in particular in previous, similarly structured arrangements with BI, BI has exercised its control rights; where the Registrant and BI expressed conflicting views, BI’s view prevailed.

With respect to subparagraph 14(a), BI has effective control over the development process, exclusive licensing rights (and the associated residual economic benefits of such licensing rights), and autonomy and responsibility for manufacturing and commercialization of any products resulting from the development activities, which means that BI has control over activities (ii), (iii), (iv), and (v) listed above. BI has acquired such rights at an early stage of development for the product candidates (not yet in pre-clinical trials), such that BI will control the ultimate development of the product candidates over the coming years. Therefore, the Registrant is of the view that the risks and rewards associated with ownership of the license have transferred to BI.

Subparagraphs 14(c), (d), and (e) of IAS 18 are addressed in the responses below.

•                  more specifically how you determined the reliably measurable fair value of the license rights element based on a comparison with the 2011 BI License Agreement;

At the outset, it is worth noting that both the Agreement and the 2011 BI License Agreement cover IP-protected compounds in the diabetes/obesity space.  However, the compounds covered by the respective agreements were in different stages of development at the time of execution of such agreement: the license rights in the 2011 BI License agreement cover a compound that was, at the time of execution, a clinical candidate, whereas the Agreement covers a compound that was, at the time of execution, a pre-clinical target.  Furthermore, the compound that is the subject of the 2011 BI License agreement is primarily intended as a diabetes drug, whereas the compound that is the subject of the Agreement is primarily was intended as an anti-obesity drug.

Excluding the contingent milestone payments (which are addressed below) and the royalties, the total consideration to be evaluated for allocation across the various deliverables was €7,250,000, comprising €5,000,000, designated in the Agreement as the “One-time Payment”, and €2,250,000, designated in the Agreement as “for the research activities in accordance with the Research Plan.”

As noted in the previous response, in determining the reliably measurable fair value of the license rights, the 2011 BI License Agreement was considered as one factor, a relevant benchmark, in the Registrant’s overall determination of the value of the license rights granted by the Registrant in the Agreement, along with the future market potential of the product candidates and the fair values of the various other deliverables under the Agreement.  With respect to the market potential component, the Registrant also considered the market potential it assigned to the product candidates licensed in the 2011 BI License Agreement in order to provide a comparative basis for the product candidates licensed in the Agreement.

While such analysis provided the Registrant with corroborative evidence against which it could evaluate the determined selling price of the license rights, this method was not used to determine a specific value. Ultimately, the specific value recorded was determined based on analysis of the value of the deliverables per the contract and the Registrant’s assessment of the fair values of the other deliverables under the Agreement.  Considering the primary deliverables of the Agreement, separate selling prices were available for the relevant undelivered components (namely, the fees for providing full-time equivalent employee (“FTE”) assistance to BI in conducting research activities).  Consequently, the Registrant was able to deduct such fees from the total transaction price in order to derive the selling price attributable to the delivered component (namely, the license rights).  After determining the selling price attributable to the license rights in this way (as further described below), as a benchmarking exercise, the Registrant evaluated such price in light of the price attributed to the license rights from the 2011 BI License Agreement.  Although each contract is unique, the Registrant considered the similarities and differences between the license rights contained in each agreement, as articulated above, which provided the Registrant with an indication of the reasonableness of the allocated transaction price.

•                  how you determined the fair value of the various other deliverables; and

As noted in the previous response, the primary elements of the Agreement are:

(i).                                  the grant of the license rights to BI (including the right to grant licenses) upon signing of the Agreement (“license rights”);

(ii).                               the provision of full-time equivalent employees to conduct and assist BI in conducting research activities; and

(iii).         the achievement of various milestones related to development and regulatory approvals as well as commercial events (including royalties).

With respect to element (iii), while there is substantial potential income attributable to the Registrant from the milestones, there is no remaining contractual obligation of the Registrant that results in, or generates, the milestone.  Such milestone payments are entirely contingent on the successful performance of BI to manage the development, manufacturing, and commercialization of the product candidates.

As a result, rather than representing a deliverable, such milestone payments are reflective of the unobservable value attributable to the uncertain potential economic benefits associated with the license rights transferred under the Agreement rather than being reflective of actions to be performed by the Registrant.

Furthermore, because such potential proceeds are contingent on BI’s performance, the value of the milestone payments would not be appropriate to consider as part of the allocable consideration of the Agreement.  That is, the Registrant does not consider such amounts to be “receivable”, as contemplated by paragraph 9 of IAS 18. The same considerations and analysis apply to the royalties. Therefore, in evaluating the value of deliverables in deriving the selling price attributable to the license rights, the two elements, which represent relevant deliverables, are the Registrant’s research activities (ii) and the license rights (i).

With respect to element (ii), in order to determine the fair value of the research activities provided by the Registrant pursuant to the Research Collaboration component of the agreement, the Registrant noted that provision of research and development activities is not an ordinary service provided by the Registrant and that such activities were provided only because they were requested by BI.

As a result, rather than compare against internal pricing for similar activities, the Registrant considered market rates charged by contract research and development firms for similar research activities conducted by personnel with similar levels of experience and expertise. The Registrant noted a range of comparable FTE rates of €220,000 - €240,000, which, when considered in respect of the “FTE Rate” of €250,000 per year, as provided in the Agreement, was determined to have an immaterial potential impact on the accounting treatment of the Agreement. Further, the Registrant considered the fact that such research activities were to be provided because BI elected to engage the Registrant for such services at the FTE Rate of €250,000 per year.

Accordingly, the Registrant concluded that the FTE Rate of €250,000 per year was a reliably measureable market rate, which indicated that the total contract value of €2,250,000 for six FTEs for a period of eighteen months represents an appropriate total selling price to attribute to such activities to be recognized over the eighteen-month period of providing research activities services to BI. Nothing in this analysis indicated that any portion of the One-time Payment should be allocated to the research activities to ensure that revenue from those research activities also includes a reasonable market based margin.

Element (i) is discussed below.

•                  if, and how, you allocated amounts to the separate deliverables based on the fair values determined, and what those fair values were.

As noted above, at the inception of the Agreement, excluding the contingent milestone payments and the royalties, the total arrangement consideration to be evaluated for allocation across the deliverables was €7,250,000, comprising the €5,000,000 “One-time Payment” and €2,250,000 contractually characterized as the research activities fee. As the only deliverables relevant to these revenues were the license rights and the Registrant’s research activities, the Registrant considered how to allocate the total consideration of €7,250,000 between these two deliverables.  At the time of execution of the contract and receipt of the One-time Payment, the license rights were transferred immediately, in full (as noted by the transfer of risk and reward and lack of continuing managerial involvement discussed above). Further, the research activities had not yet been delivered (but were planned for delivery over the coming eighteen months). As noted above, the Registrant was able to determine reliably the fair value of the research activities it agreed to provide. The Registrant deducted the fair value of the undelivered research activities from the total transaction price in order to derive the selling price attributable to the delivered component (namely, the license rights), which was determined to be €5,000,000.

Overall, the Registrant considered the economics associated with the Agreement and noted that the risks and rewards associated with the license were fully transferred upon execution of the Agreement and receipt of the One-time Payment. The Registrant expects no further performance obligations associated with the license rights. Ultimately, the Registrant was able to derive a reliably measurable fair value of the license rights.  Therefore, the Registrant believes that it is appropriate to recognize the €5,000,000 as revenue upon execution of the Agreement and receipt of the One-time Payment.

*****

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (212) 698-3679

Very truly yours,

/s/ Kristopher D. Brown

Kristopher D. Brown

cc:	Zealand Pharma A/S
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